The Essential and Trusted Technology Partner
Leading the Way to Digital Transformation
July 2, 2018
Filed by Dell Technologies Inc.; Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Dell Technologies Inc. (Commission File No. 001-37867)

Important Notices No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at www.investors.delltechnologies.com.2

Important Notices (Cont’d) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC. Forward-Looking Statements These materials contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA, Free Cash Flow, Core Debt and Net Core Debt and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA, Free Cash Flow, Core Debt and Net Core Debt to the most comparable GAAP metric. 3

Today’s Speakers Michael Dell Jeff Clarke Tom Sweet Chairman and Vice Chairman, Chief Financial Officer Chief Executive Officer Products and Operations4

Transaction Overview

Class V Stockholder Consideration	■ For each Class V share, existing stockholders can elect to receive: • 1.3665 shares of Dell Technologies Class C common stock, or • $109 in cash per DVMT share (~29% premium to the Class V share closing price prior to announcement) • Final consideration mix subject to proration ($9 billion cap on aggregate cash consideration) ■ Pro forma for the transaction, DVMT stockholders will own 20.8% – 31.0% of Dell Technologies, depending on cash election amounts, implying a pro forma equity value of $61.1 – $70.1 billion for Dell Technologies ■ In connection with this transaction, Dell Technologies plans to directly list its Class C common shares on the NYSE
VMware Special Dividend	■ VMware's board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders, contingent on satisfaction of the other conditions to the completion of the transaction. Dell Technologies' share of such dividend will be approximately $9 billion • Dell Technologies plans to use the dividend proceeds to fund the cash consideration paid to Class V stockholders • If Class V stockholders' aggregate cash election is less than $9 billion, Dell plans to use the remaining dividend proceeds to repurchase shares of Class C common stock or to pay down debt ■ VMware will remain well capitalized with $2+ billion of balance sheet cash / investments and strong cash flow
Expected Timeline	■ Transaction expected to close in Q4 CY2018, subject to Class V stockholder approval

5

DELL Technologies

Transaction Rationale Simplifies Dell Technologies capital and ownership structure Creates attractive public security in leading global end-to-end infrastructure provider Enables strategic and financial flexibility for future initiatives 6

What Has Changed Since Going Private

Market Perception prior to Take-Private in October 2013	What's Changed?	Today
DELL™	✓ Unmatched scale and breadth of IT solutions	DELL Technologies
Client and Server Provider	✓ #1 Client[1] revenue share *(21 consecutive qtrs of YoY share gain)*	*Essential and Trusted Technology Partner*
▪ Uncertainty regarding client trajectory / sustainability	✓ #1 x86 Server revenue share	▪ Complete portfolio of IT solutions: software, hardware and services
▪ Limited presence across certain IT infrastructure segments	✓ #1 External Storage revenue share *(leader across all key categories)*	▪ At the forefront of the software-defined IT infrastructure revolution
▪ Weak position in cloud computing and software-defined solutions	✓ Strategic Software Defined Data Center (SDDC) capabilities	▪ Key enabler of transformative IT trends, including multi-cloud management, edge computing / IoT, digitization, and AI / machine learning
	✓ Leading public cloud application development platform	
	✓ Differentiated go-to-market approach and channel program	
	✓ 85% software engineers among engineering staff	

[1] *Statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.*

7

DELL Technologies

Company Overview The Most Complete Portfolio of Technology Solutions: Software, Hardware and Services DIGITAL IT WORKFORCE SECURITY Cloud Native SW Multi-cloud Server, Client, Software & Software Defined Managed Security Development Management Storage, HCI Peripherals Data Center Services 8

Dell Technologies in Numbers $83.5B $9.7B $7.7B+ $12B+ Non-GAAP Revenue Adjusted EBITDA (TTM) 1 Cash Flow from R&D Invested over (TTM)1 (11.6 % of Non-GAAP Revenue) Operations (TTM) Past 3 Fiscal Years2 #1 99% 40K+ 17% Virtualization, Storage, Sales Force Non-GAAP Revenue of Fortune 500 Served Servers, Client3 Growth YoY (Q1 FY2019)1 1 See appendix for reconciliation of GAAP to Non-GAAP measures. 2 Dell Technologies’ cumulative R&D investment includes EMC amounts prior to the merger transaction date on September 7, 2016. 9 3 Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including HP Inc.‘s Personal Systems operating segment and Lenovo International’s PC & Smart Device business group, from the companies’ respective public filings.

New Data Era Driving Significant Market Growth Unprecedented Data Growth is Driving Accelerating IT Spend Growth of 4.5% in 20181 Significant IT Investment Required to Leverage Transformational Technologies 1 Edge Computing / IoT 2 Connectivity 3 AI / Machine Learning Server x86 / Client Client Client Mainframe Client / Server Cloud Edge / IoT Dell Technologies is well-positioned to capture spend across software, compute, storage, and networking 10 1 Market Source: Gartner Worldwide IT Spending Forecast (January 2018).

Dell Technologies Provides a Comprehensive Solution Workforce Transformation Our Users Digital Transformation Security Transformation Applications IT Transformation Financial Global Services ServicesTM Infrastructure Services Consumption Enabled by Best-in-Class Go-To-Market and Channel Program with Industry-leading Supply Chain & Scale 11

Investment Highlights 1 Integrated, end-to-end technology provider at scale 2 Best-in-class go-to-market model 3 Unique portfolio of complementary solutions 4 Attractive financial model with accelerating momentum 5 Strong pro forma balance sheet and financial flexibility 6 World-class, founder-led management team 12

1 Integrated, End-to-End Technology Provider at Scale $84B $80B $56B $49B $45B $30B $6B Client Dell Technologies IBM HPQ Cisco Lenovo HPE NetApp Storage Server Networking Virtualization Cybersecurity Cloud Platform 13 Source: Company filings Note: TTM Non-GAAP revenue presented for all companies. Cisco’s Whiptail storage business considered immaterial.

② Best-in-Class Go-to-Market Model

Dell Technologies Go-To-Market Model


DELLEMC
PARTNER PROGRAM
DT Select
Enterprise
Commercial
Consumer & Small Business
Infrastructure Solutions Group
Client Solutions Group
VMware
Pivotal
Virtustream
Secureworks

Highlights

- Broad go-to market reach across geographies and customer segments
- Direct sales force
  - Enables deeper customer relationships with greater opportunity for peripheral and services attach in addition to solution cross-sell
  - 40K+ direct salesforce
  - Reach in 72 countries worldwide
- Dell EMC Partner Program
  - Trusted partner community that provides local proximity, deep and wide coverage, complementary consulting skills, abilities and services
  - 150K partners worldwide
  - Serving 180 countries

Strong Direct Salesforce Complemented by a World Class Partner Program

14
DELL Technologies

3 Unique Portfolio of Complementary Solutions Total Client Revenue / Revenue and Client1 Servers Profitability # Units # 1 Sector Size 1 Client Monitors Sector Size x86 Servers $189B Globally $76B External Storage PBBA / backup Server Storage All-flash Arrays Virtualization # Virtualization # 1 Sector Size 1 Software $26B Integrated Sector Size Infrastructure $31B Gartner Magic Leading Security Quadrant Cloud Managed Cloud, PaaS, and Big Sector Size Leader Sector Size $42B $80B Data Source: Gartner, IDC market research, Company filings; 1 Statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including 15 HP Inc.‘s Personal Systems operating segment and Lenovo International’s PC & Smart Device business group, from the companies’ respective public filings.

3 Driving Outperformance vs. Market



ISG YoY
EXTERNAL STORAGE REVENUE[1]
Forecast
+0.5%
+19.3%
+44.6%
-17.3%
+21.7%
+9.4%
IDC
DELLEMC
IBM
NetApp
Hewlett Packard Enterprise



MAINSTREAM SERVER REVENUE[2]
Forecast
+16.3%
+30.4%
+42.5%
+18.9%
+24.7%
+18.8%
+39.1%
IDC
DELLEMC
lenovo
Hewlett Packard Enterprise
CISCO
HUAWEI



HYPERCONVERGED SYSTEMS REVENUE[3]
Forecast
+51%
+76%
+142%
+71%
+112%
+77%
IDC
DELLEMC
NUTANIX
Hewlett Packard Enterprise
HUAWEI



Client Units YoY[4]
TOTAL CLIENT
Forecast
-1.5%
-0.2%
+6.4%
+0.1%
+4.4%
-2.9%
IDC
DELL
Lenovo
hp



COMMERCIAL
Forecast
+1.2%
+2.8%
+9.0%
+6.4%
+4.5%
-1.1%
IDC
DELL
Lenovo
hp



CONSUMER
Forecast
-4.5%
-3.4%
+1.6%
-8.2%
+4.3%
-3.9%
IDC
DELL
Lenovo
hp

[1] *External Storage Revenue Source: 1Q CY18 IDC External Storage data as of 05-Jun-2018.*
[2] *Mainstream Server Revenue Source: 1Q CY18 IDC Mainstream Server data as of 30-May-2018.*
[3] *Hyper Converged Systems Revenue Source: 1Q CY18 IDC Hyper Converged data as of 26-Jun-2018.*
[4] *Client Unit Source: 1Q CY18 IDC Client data as of 09-May-2018.*

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DELL Technologies

4 Attractive Financial Model & High FCF Conversion Ex. Public Subs1 Publicly Traded Subsidiaries2 Consolidated Non-GAAP ($ in billions) TTM Q1 FY2019 Revenue $74.4 $8.1 $0.5 $0.5 $83.5 Operating Income $5.8 $2.7 $(0.1) $(0.0) $8.4 Op. Inc. Margin (%) 7.8% 33.6% N/A N/A 10.0% Net Income $2.7 $2.2 $(0.1) $(0.0) $4.8 Adjusted EBITDA $6.9 $2.9 $(0.1) $(0.0) $9.7 Adj. EBITDA Margin (%) 9.3% 36.3% NA NA 11.6% Free Cash Flow3 $3.0 $3.3 $(0.1) $(0.0) $6.1 FCF Conversion4 (%) 112% 145% N/A N/A 128% Source: Public filings. See appendix for reconciliation of GAAP to Non-GAAP measures. 1 Derived as Dell Technologies Consolidated less Publicly Traded Subsidiaries. 2 Financials derived from respective public filings and are different from the business unit financials as reflected in Dell Technologies’ public filings. 3 Cash flow from operations less capital expenditures and less capitalized software. 17 4 Free cash conversion calculation defined as Free Cash Flow / Net Income.

18 Significant Momentum Across Businesses Source: Dell Technologies Q1 FY2019 10-Q public filing. 1 See appendix for reconciliation of GAAP to Non-GAAP measures. Note: Financial metrics may not visually foot due to rounding. (Non-GAAP Revenue; $ in billions) Q1 FY2018 Q1 FY2019 % YoY Growth Infrastructure Solutions Group $ 7.0 $ 8.7 +25% Client Solutions Group $ 9.0 $ 10.3 +14% VMware $ 1.8 $ 2.0 +12% Other $ 0.5 $ 0.6 +9% Consolidated Non-GAAP Revenue1 $ 18.4 $ 21.5 +17% Consolidated Adjusted EBITDA1 $ 1.8 $2.4 +33% Adj. EBITDA Margin 9.8% 11.1% +130 bps Q2 FY2019 Non-GAAP Revenue expected to grow 11-16% YoY 4

5 Strong Balance Sheet and Financial Flexibility

~$13B gross debt paid down since the EMC transaction

Dell Technologies Core Debt Trajectory


$48.8
$39.8
$37.8
At EMC Close
(during Q3 FY2017)
Q1 FY2019
June 2019

Pro Forma Liquidity Profile

- **~$10.7B[1] of cash and investments** will remain on balance sheet
  - **$8.1B[1] of cash and investments** excluding VMware
- **~$5B** undrawn revolver capacity

Source: Dell Technologies Public Filings

Note: Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt. See appendix for further information regarding capital structure.

[1] Represents pro forma balance sheet amounts based on Q1 FY2019 reported results.

19

DELL Technologies

6 World-Class, Founder-Led Management Team Michael S. Dell Chairman of the Board & Chief Executive Officer Tom Sweet Jeff Clarke Marius Haas Bill Scannell CFO Vice Chairman, President and Chief President, Global Products and Ops. Commercial Officer Enterprise Sales Dell EMC Pat Gelsinger Rob Mee Mike Cote Howard Elias Alison Dew CEO CEO CEO President, Dell Svcs., Chief Marketing VMware Pivotal SecureWorks Digital and IT Officer 20

Financial Policy & Objectives Simplifies Dell Technologies’ Capital Structure While Maintaining VMware Independence Remaining committed to a disciplined financial policy as we re-emerge in the public equity markets Commitment to Deleveraging and Disciplined Investment Approach Achieving an IG Rating Targeted investment strategy focused on ~$13B gross debt paydown since the EMC transaction long-term sustained free cash flow growth and robust cash flow Prudent Capital Allocation Plan Gain Access to Public Markets Any potential future capital return program will reflect Exchange of DVMT for Dell Technologies Class C creates commitment to achieving and maintaining investment a newly publicly traded security with significant float grade metrics 21

Financial Guidance on Non-GAAP Revenue / Income

		FY2019 Guidance	Long Term Targets
Non-GAAP Revenue	Total	$86.5B - 88.5B	4 – 6% FY20-FY23 CAGR at current market projections
	ISG Growth	10% – 12%	~5 – 7pts Mainstream Server growth premium vs. market ~8 – 9pts External Storage growth premium vs. market
	CSG Growth	7% – 10%	~115 – 145bps annual Client unit share gain
Non-GAAP Operating Income		$8.1B – 8.4B	~12% of Revenue in FY23
Non-GAAP Net Income		$4.5B – 4.8B	Net income to grow more quickly than operating income

Note: Client unit share expectations excluding Chrome; Mainstream Server revenue per CY17 IDC forecast reports and ISG internal analysis; Total External Storage per CY17 IDC performance and ISG internal analysis; Internal analysis directionally adjusts IDC reporting to Dell Technologies' product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies' FY convention; Revenue and financials represented on a Non-GAAP basis.

22

DELL Technologies

Illustrative Value Framework ($ in billions) Free Cash TTM Non-GAAP Revenue Net Income Flow¹ Represents levered Dell Consolidated Dell Technologies $ 83.5 $ 4.8 $ 6.1 free cash flow after tax and debt service Technologies (-) VMware2 8.1 2.2 3.3 (Excluding (-) Pivotal2 0.5 (0.1) (0.1) Publicly Traded Subsidiaries) (-) Secureworks2 0.5 (0.0) (0.0) $4.7B FCF before increase in DFS Dell Tech. (excl. Public Subs) $ 74.4 $ 2.7 $ 3.0 financing receivables ~18%+ Q1 YoY Current Market Current Dell Technologies Capitalization Economic Stake Publicly $62B $49B (unadjusted for special dividend) $53B Traded Current Dell Tech. Subsidiaries $7.3B $3.2B Economic Stake in Public Subsidiaries $1.0B $0.9B Source: Public filings, Bloomberg market data as of 29-Jun-2018; reflects fully diluted market capitalization; Pivotal share price of $24.27, Secureworks share price of $12.45 and VMware share price of $146.97. See appendix for reconciliation of GAAP to Non-GAAP measures. 1 Cash flow from operations less capital expenditures and less capitalized software. 23 2 Financials derived from respective public filings and are different from the business unit financials as reflected in Dell Technologies’ public filings.

Illustrative Implied Valuation Multiple

		Max. Cash Election	Zero Cash Election	
Illustrative Value of DVMT Per Share ($) (1)		$109.00	$109.00	A
(x) Total DVMT Shares (M)		199.4	199.4	B
(=) Illustrative Value of Total DVMT Consideration ($B)		**$21.7**	**$21.7**	C = A * B
(-) Illustrative DVMT Cash Election ($B)		$9.0	–	D
(=) Illustrative Value of DVMT Stock Consideration ($B)		**$12.7**	**$21.7**	E = C – D
(/) PF Ownership in Dell Technologies (Fully-Diluted)		21%	31%	F
(=) Implied PF Equity Value of Dell Technologies ($B) (1)		**$61.1**	**$70.1**	G = E / F
Value of Dell Technologies' Equity Stake in VMware ($B)		$48.6	$48.6	H
Value of Dell Technologies' Equity Stake in Pivotal ($B)		3.2	3.2	I
Value of Dell Technologies' Equity Stake in Secureworks ($B)		0.9	0.9	J
(=) Value of Equity Ownership in Publicly Traded Subsidiaries ($B)		**$52.7**	**$52.7**	K = H + I + J
(-) VMware Dividend Paid to Dell Technologies (Reduction in Value of Publicly Traded Subsidiaries) ($B)		$9.0	$9.0	L
(=) Value of Equity Ownership in Publicly Traded Subsidiaries Pro Forma for Dividend ($B)		**$43.7**	**$43.7**	M = K – L
(-) Excess Cash from VMware Dividend at Dell Technologies (Assumes Used for Share Repurchase) ($B) (2)		–	$9.0	N
(=) Implied PF Equity Value of Dell Technologies, excluding Public Subsidiaries ($B)		**$17.5**	**$17.5**	O = G – M – N
Implied Valuation Multiples (excluding public subsidiaries):	**Metric ($B)**	**Implied Multiples**		
LTM Non-GAAP Net Income (excluding public subsidiaries) (3)	$2.7 (i)	6.5x	6.5x	= O / (i)
LTM Free Cash Flow (excluding public subsidiaries) (3)	$3.0 (ii)	5.9x	5.9x	= O / (ii)
LTM Free Cash Flow Before Increase in DFS Financing Receivables (excluding public subsidiaries) (3) (4)	$4.7 (iii)	3.7x	3.7x	= O / (iii)

Source: Public filings, Bloomberg market data as of 29-Jun-2018; reflects fully diluted market capitalization for publicly traded companies; see appendix for footnotes

(1) For illustrative purposes only and assumes that each share of DVMT receives Class C shares with a value of $109, or $79.77 per Class C share, based on an exchange ratio per Class C common stock to DVMT share of 1.3665:1. We make no representation as to the actual trading value of the Class C shares as such value will be determined by the market and could be volatile. The opening price of the Class C common stock upon listing on the New York Stock Exchange and its trading price thereafter will depend on various factors, including, among others, general economic, market or political conditions, issuances of additional debt or equity securities by Dell Technologies, future operating results of Dell Technologies, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, and adverse publicity about our industry or individual scandals. Many of these factors are not within Dell Technologies' control. We cannot assure you that the Class C common stock will trade at $79.77 or above or, even if such trading price is achieved, that it will continue to trade at or above such price.

(2) Assumes any excess cash is used for share repurchases. Dell Technologies may elect to use such excess cash for debt paydown instead.

(3) See appendix for reconciliation to nearest GAAP measure.

(4) Reflects increase in DFS accounts receivables balance.

24

DELL Technologies

Committed Long-Term Stockholders Michael Dell will continue to serve as Chairman and CEO Michael remains a committed stockholder and will beneficially own ~47 – 54% of Dell Technologies on a fully diluted basis Michael’s shares will be subject to 180-day lockup period Silver Lake remains a committed long-term partner with Michael Dell and will beneficially own ~16 – 18% of Dell Technologies on a fully diluted basis Silver Lake shares will be subject to 180-day lockup period 25

Michael Dell Closing Thoughts 26

Appendix: Supplementary Materials 27

Capital Structure[1]

Q1 FY2019

($ in billions)	EMC Close	1Q'18	2Q'18	3Q'18	4Q'18	1Q'19
Cash & Short-Term Investments	**$ 15.5**	**$ 14.9**	**$ 15.2**	**$ 18.0**	**$ 20.3**	**$ 21.7**
Cash & Short-Term Investments (excluding VMware)	6.8	6.0	6.0	6.1	8.3	8.1
Core Secured Debt [2]	35.4	30.7	29.3	29.1	28.7	29.1
Core Unsecured Debt	13.4	11.2	11.2	11.2	11.2	10.7
Total Core Debt [3]	**$ 48.8**	**$ 41.9**	**$ 40.5**	**$ 40.3**	**$ 39.9**	**$ 39.8**
Other Debt	4.0	3.6	3.6	2.1	2.1	2.1
DFS Related Debt	4.5	5.2	5.8	6.1	6.7	6.8
Total Debt, Excluding Unrestricted Subsidiaries	**$ 57.3**	**$ 50.7**	**$ 49.9**	**$ 48.5**	**$ 48.7**	**$ 48.7**
Unrestricted Subsidiary Debt [4, 5]	-	-	-	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries [5]	**$ 57.3**	**$ 50.7**	**$ 49.9**	**$ 52.5**	**$ 52.7**	**$ 52.7**
Net Core Debt [6]	**$ 42.0**	**$ 35.9**	**$ 34.5**	**$ 34.3**	**$ 31.6**	**$ 31.7**

[1] Amounts are based on underlying data and may not visually foot due to rounding.
[2] Core Secured Debt represents Core Debt that is secured, i.e., term loans, secured investment grade notes, and secured revolver loans. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.
[3] Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt.
[4] Principal Face Value.
[5] VMware, Pivotal, Secureworks, Boomi, Virtustream and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.
[6] Net Core Debt represents Total Core Debt less Cash and Short-Term Investments (excluding VMware).

28

DELL Technologies

GAAP to Non-GAAP Reconciliation

Summary Overview

($ in millions)	Ex. Public Subs Calculated Core Dell	VMW	PVTL	SCWX	Dell Technologies Consolidated Q1 FY19 TTM
		Q1 FY19 TTM			
GAAP Net revenue	**73,267**	**8,105**	**544**	**480**	**82,396**
Impact of purchase accounting	1,101	-	-	-	1,101
Non-GAAP Net revenue	**74,368**	**8,105**	**544**	**480**	**83,497**
GAAP Operating income / (loss)	**(2,885)**	**1,823**	**(153)**	**(82)**	**(1,297)**
Amortization of intangibles	6,549	139	10	28	6,726
Impact of purchase accounting	1,343	-	-	2	1,345
Transaction related	403	74	-	-	477
Other corporate expenses	389	686	33	14	1,122
Non-GAAP Operating income / (loss)	**5,799**	**2,722**	**(110)**	**(38)**	**8,373**
GAAP Net income / (loss)	**(3,444)**	**1,356**	**(144)**	**(29)**	**(2,261)**
Amortization of intangibles	6,549	139	10	28	6,726
Impact of purchase accounting	1,343	-	-	2	1,345
Transaction related	1,225	(748)	-	-	477
Other corporate expenses	389	686	33	14	1,122
Aggregate adjustment for taxes	(3,393)	809	-	(42)	(2,626)
Non-GAAP Net income / (loss)	**2,669**	**2,242**	**(101)**	**(27)**	**4,783**
GAAP Net income / (loss)	**(3,444)**	**1,356**	**(144)**	**(29)**	**(2,261)**
Interest and other, net	3,137	(885)	(2)	1	2,251
Income tax (benefit) / expense	(2,577)	1,352	(7)	(55)	(1,287)
Depreciation and amortization	7,916	356	22	42	8,336
Stock-based compensation	99	686	33	15	833
Impact of purchase accounting	1,138	-	-	1	1,139
Transaction-related expenses	403	74	-	-	477
Other corporate expenses	234	-	-	-	234
Adjusted EBITDA	**6,906**	**2,939**	**(98)**	**(25)**	**9,722**
CFOps	**4,293**	**3,529**	**(108)**	**3**	**7,717**
Capex	(943)	(275)	(9)	(13)	(1,240)
Cap SW expense	(369)	-	-	-	(369)
Free Cash Flow	**2,981**	**3,254**	**(117)**	**(10)**	**6,108**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

29

DELL Technologies

GAAP to Non-GAAP Reconciliation (Cont'd)

Dell Technologies Consolidated

($ in millions)	FY18	+ Q1 FY19	- Q1 FY18	TTM
GAAP Net revenue	**79,040**	**21,356**	**18,000**	**82,396**
Impact of purchase accounting	1,269	187	355	1,101
Non-GAAP Net revenue	**80,309**	**21,543**	**18,355**	**83,497**
GAAP Operating income / (loss)	**(2,416)**	**(153)**	**(1,272)**	**(1,297)**
Amortization of intangibles	6,980	1,522	1,776	6,726
Impact of purchase accounting	1,546	222	423	1,345
Transaction related	502	166	191	477
Other corporate expenses	1,160	269	307	1,122
Non-GAAP Operating income / (loss)	**7,772**	**2,026**	**1,425**	**8,373**
GAAP Net income / (loss)	**(2,926)**	**(538)**	**(1,203)**	**(2,261)**
Amortization of intangibles	6,980	1,522	1,776	6,726
Impact of purchase accounting	1,546	222	423	1,345
Transaction related	502	166	191	477
Other corporate expenses	1,160	269	307	1,122
Aggregate adjustment for taxes	(2,892)	(467)	(733)	(2,626)
Non-GAAP Net income / (loss)	**4,370**	**1,174**	**761**	**4,783**
GAAP Net income / (loss)	**(2,926)**	**(538)**	**(1,203)**	**(2,261)**
Interest and other, net	2,353	470	572	2,251
Income tax (benefit) / expense	(1,843)	(85)	(641)	(1,287)
Depreciation and amortization	8,634	1,914	2,212	8,336
Stock-based compensation	835	199	201	833
Impact of purchase accounting	1,274	222	357	1,139
Transaction-related expenses	502	166	191	477
Other corporate expenses	305	35	106	234
Adjusted EBITDA	**9,134**	**2,383**	**1,795**	**9,722**
CFOps	**6,843**	**1,159**	**285**	**7,717**
Capex	(1,212)	(273)	(245)	(1,240)
Cap SW expense	(369)	(89)	(89)	(369)
Free Cash Flow	**5,262**	**797**	**(49)**	**6,108**

30

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

GAAP to Non-GAAP Reconciliation (Cont'd)

Secureworks

($ in millions)	FY18	+ Q1 FY19	- Q1 FY18	TTM
GAAP Net revenue	**468**	**126**	**114**	**480**
Impact of purchase accounting		-		-
Non-GAAP Net revenue	**468**	**126**	**114**	**480**
GAAP Operating income / (loss)	**(83)**	**(18)**	**(19)**	**(82)**
Amortization of intangibles	28	7	7	28
Impact of purchase accounting	2	-	-	2
Transaction related	-	-	-	-
Other corporate expenses	13	5	4	14
Non-GAAP Operating income / (loss)	**(40)**	**(6)**	**(8)**	**(38)**
GAAP Net income / (loss)	**(28)**	**(14)**	**(13)**	**(29)**
Amortization of intangibles	28	7	7	28
Impact of purchase accounting	2	-	-	2
Transaction related	-	-	-	-
Other corporate expenses	13	5	4	14
Aggregate adjustment for taxes	(42)	(2)	(3)	(42)
Non-GAAP Net income / (loss)	**(27)**	**(4)**	**(5)**	**(27)**
GAAP Net income / (loss)	**(28)**	**(14)**	**(13)**	**(29)**
Interest and other, net	3	(1)	1	1
Income tax (benefit) / expense	(58)	(3)	(6)	(55)
Depreciation and amortization	42	10	10	42
Stock-based compensation	14	5	4	15
Impact of purchase accounting	1	-	-	1
Transaction-related expenses	-	-	-	-
Other corporate expenses				-
Adjusted EBITDA	**(26)**	**(3)**	**(4)**	**(25)**
CFOps	**1**	**(18)**	**(20)**	**3**
Capex	(14)	(2)	(3)	(13)
Cap SW expense	-	-	-	-
Free Cash Flow	**(13)**	**(20)**	**(23)**	**(10)**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

31

DELL Technologies

GAAP to Non-GAAP Reconciliation (Cont'd)

Pivotal

($ in millions)	FY18	+ Q1 FY19	- Q1 FY18	TTM
GAAP Net revenue	**509**	**156**	**121**	**544**
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	**509**	**156**	**121**	**544**
GAAP Operating income / (loss)	**(168)**	**(34)**	**(48)**	**(153)**
Amortization of intangibles	11	2	3	10
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	11	6	33
Non-GAAP Operating income / (loss)	**(129)**	**(21)**	**(40)**	**(110)**
GAAP Net income / (loss)	**(164)**	**(33)**	**(52)**	**(144)**
Amortization of intangibles	11	2	3	10
Impact of purchase accounting	-	-	-	-
Transaction related	-	-	-	-
Other corporate expenses	29	11	6	33
Aggregate adjustment for taxes	-	-	-	-
Non-GAAP Net income / (loss)	**(124)**	**(20)**	**(43)**	**(101)**
GAAP Net income / (loss)	**(164)**	**(33)**	**(52)**	**(144)**
Interest and other, net	(2)	(0)	(1)	(2)
Income tax (benefit) / expense	(3)	(1)	4	(7)
Depreciation and amortization	22	5	5	22
Stock-based compensation	29	11	6	33
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	-	-	-	-
Other corporate expenses	-	-	-	-
Adjusted EBITDA	**(117)**	**(18)**	**(37)**	**(98)**
CFOps	**(116)**	**4**	**(4)**	**(108)**
Capex	(13)	(2)	(5)	(9)
Cap SW expense	-	-	-	-
Free Cash Flow	**(129)**	**3**	**(10)**	**(117)**

32

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

DELL Technologies

GAAP to Non-GAAP Reconciliation (Cont'd)

VMware

($ in millions)	FY18	+ Q1 FY19	- Q1 FY18	TTM
GAAP Net revenue	7,862	2,008	1,765	8,105
Impact of purchase accounting	-	-	-	-
Non-GAAP Net revenue	7,862	2,008	1,765	8,105
GAAP Operating income / (loss)	1,702	382	261	1,823
Amortization of intangibles	132	38	31	139
Impact of purchase accounting	-	-	-	-
Transaction related	132	15	73	74
Other corporate expenses	689	163	166	686
Non-GAAP Operating income / (loss)	2,655	598	531	2,722
GAAP Net income / (loss)	659	942	245	1,356
Amortization of intangibles	132	38	31	139
Impact of purchase accounting	-	-	-	-
Transaction related	89	(761)	76	(748)
Other corporate expenses	689	163	166	686
Aggregate adjustment for taxes	597	134	(78)	809
Non-GAAP Net income / (loss)	2,166	516	440	2,242
GAAP Net income / (loss)	659	942	245	1,356
Interest and other, net	(112)	(793)	(20)	(885)
Income tax (benefit) / expense	1,155	233	36	1,352
Depreciation and amortization	336	156	136	356
Stock-based compensation	689	163	166	686
Impact of purchase accounting	-	-	-	-
Transaction-related expenses	132	15	73	74
Other corporate expenses	-	-	-	-
Adjusted EBITDA	2,859	716	636	2,939
CFOps	3,211	1,095	777	3,529
Capex	(263)	(61)	(49)	(275)
Cap SW expense	-	-	-	-
Free Cash Flow	2,948	1,034	728	3,254

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

33

DELL Technologies

GAAP to Non-GAAP Reconciliation (Cont'd)

Derived "Core Dell" (Excluding Public Subsidiaries)

($ in millions)	FY18	+ Q1 FY19	- Q1 FY18	TTM
GAAP Net revenue	**70,201**	**19,066**	**16,000**	**73,267**
Impact of purchase accounting	1,269	187	355	1,101
Non-GAAP Net revenue	**71,470**	**19,253**	**16,355**	**74,368**
GAAP Operating income / (loss)	**(3,867)**	**(483)**	**(1,466)**	**(2,885)**
Amortization of intangibles	6,809	1,475	1,735	6,549
Impact of purchase accounting	1,544	222	423	1,343
Transaction related	370	151	118	403
Other corporate expenses	429	90	131	389
Non-GAAP Operating income / (loss)	**5,286**	**1,455**	**942**	**5,799**
GAAP Net income / (loss)	**(3,393)**	**(1,433)**	**(1,383)**	**(3,444)**
Amortization of intangibles	6,809	1,475	1,735	6,549
Impact of purchase accounting	1,544	222	423	1,343
Transaction related	413	927	115	1,225
Other corporate expenses	429	90	131	389
Aggregate adjustment for taxes	(3,447)	(599)	(652)	(3,393)
Non-GAAP Net income / (loss)	**2,355**	**682**	**369**	**2,669**
GAAP Net income / (loss)	**(3,393)**	**(1,433)**	**(1,383)**	**(3,444)**
Interest and other, net	2,464	1,264	592	3,137
Income tax (benefit) / expense	(2,937)	(314)	(675)	(2,577)
Depreciation and amortization	8,234	1,743	2,061	7,916
Stock-based compensation	103	20	25	99
Impact of purchase accounting	1,273	222	357	1,138
Transaction-related expenses	370	151	118	403
Other corporate expenses	305	35	106	234
Adjusted EBITDA	**6,418**	**1,688**	**1,200**	**6,906**
CFOps	**3,747**	**78**	**(468)**	**4,293**
Capex	(922)	(208)	(188)	(943)
Cap SW expense	(369)	(89)	(89)	(369)
Free Cash Flow	**2,456**	**(220)**	**(744)**	**2,981**
DFS Financing Receivables	1,653	249	136	1,766
Free cash flow before increase in DFS Financing Receivables	**4,109**	**29**	**(608)**	**4,747**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

34

DELL Technologies